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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: June 13, 2008 By \S\ Roland M. Larsen President & CEO SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Royal Standard Minerals Inc. (“RSM”, or “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ended January 31, 2008. The MD&A was prepared as of May 28, 2008 and should be read in conjunction with the audited annual financial statements for the years ended January 31, 2008 and 2007 of RSM including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Company is currently active in the State of Nevada, with projects in Nye (the Goldwedge and Manhattan projects), Elko (the Pinon, Railroad, and Dark Star projects) and Churchill (the Fondaway Canyon and Dixie-Comstock projects) Counties, Nevada. The Company’s common shares are listed in Canada on the TSX Venture Exchange symbol RSM and on the US OTC:BB symbol RYSMF.

The Goldwedge project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in fiscal 2008 and will continue to be its focus in fiscal 2009 along with the Pinon gold-silver project located in Elko County, Nevada.

The Company has been evaluating other investment opportunities in Nevada as part of an effort to improve upon its production capacity. Capital for the development of the currently controlled projects and any future acquisitions are envisioned to come from equity and debt financing.

Results of Operations

The net loss for the year ending January 31, 2008 was $2,019,479 as compared to the net loss of $4,511,483 for the year ending January 31, 2007. The decrease of $2,492,004 is principally the result of Stock Option Compensation of $853,953 for the year ending January 31, 2008 as compared to $3,838,926 for the year ending January 31, 2007.

General and administrative expenses increased from $618,962 for the year ending January 31, 2007 to $872,321 for the year ending January 31, 2008 an increase of $253,359 of which $157,472 was caused by increases in professional fees, the major portion of which were related to the settled litigation described in Note 14 of the consolidated financial statements as of January 31, 2008. The other increases are a direct result of continued activity on the Company’s mineral projects. Consulting, wages and salaries increased from $443,693 for the year ending January 31, 2007 to $482,123 for the year ending January 31, 2008, an increase of $38,430.

During the period ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior years, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company’s management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage. The effect of this change on the January 31, 2007 year end balance sheet is an increase in mineral properties by $759,636 and a corresponding decrease in the accumulated deficit by the same amount. The effect of this change on the net loss and the accumulated deficit for the years ended January 31, 2007 and 2006 is a decrease of $538,967 and $186,132 respectively and a corresponding increase in mineral properties. The opening accumulated deficit for the years ended January 31, 2007 and 2006 decreased by $220,669 and $34,537 respectively and a corresponding increase in opening balance in mineral properties.

Mineral Properties

The Company owns a 100% interest in a number of projects in the gold-silver districts in Nevada. These projects include the Goldwedge and Manhattan projects in Nye County, the Pinon, Railroad, and Dark Star projects in Elko County, the Fondaway Canyon, and Dixie-Comstock projects in Churchill County, Nevada.

Gold Wedge Project

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore’ using the Company’s smelter. Completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts are constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the company assay laboratory. The bulk sampling program is well underway and includes several months of stockpiled material on the surface.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie-Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000. A gross production royalty of 8% will be paid to the owner anytime that production begins from the Manhattan Property or the Dixie-Comstock Property. The maximum of gross production royalties that would be paid under this agreement is $300,000.

The company has recorded an asset retirement obligation on its Gold Wedge Project in the amount of $149,050, representing the estimated costs of the Company’s obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Pinon-Railroad Project

The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP) by year-end 2007. A second objective is to update the feasibility studies for the Pinon/Railroad near surface oxide deposits.

Pinon Project - Cord Lease In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada. The lessors will retain a 5% net smelter royalty with no option to purchase.

Pinon Project - Tomera Lease In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty. In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Tomera Lease properties.

Darkstar Lease Project In July 2006, the Company entered into a mining lease agreement to lease certain properties near the proposed Pinon mine site in Elko County, Nevada for a period of five years. The Darkstar gold property is located less than 2 miles from the Pinon property. The Company agreed to pay $6,400 on execution of the Agreement. The Company is committed to pay Annual option payments of $7,600 in 2007, $8,960 in 2008, $10,240 in 2009 and $11,520 in 2010. The lessor will also retain a 5% net smelter royalty.

The Company has recorded an asset retirement obligation on its Pinon-Railroad Projects, representing the estimated costs of the Company’s obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities. The Company has recorded an asset retirement obligation in the amount of $54,136, equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Como Project

On December 2003, the Company entered into a mining lease agreement to lease certain properties located in Lyon County, Nevada. The Company agreed to pay $25,000 upon execution of the Agreement. The Company was committed to pay an annual option of $25,000 in 2005. Future payments are $25,000 in 2008 and $25,000 in 2009.

Subsequent to year-end, the Company decided not to pursue the exploration of this project and to write-off all accumulated deferred exploration costs.

Fondaway Project

The Fondaway Project is located in Churchill County, Nevada. The Company has leased the property and is obligated to make payments of $25,000 in fiscal 2003, $30,000 in 2004 and 2005 and $35,000 in each of the following seven years. The Company is also obligated to provide a 3% net smelter return upon production.

Liquidity and Capital Resources

The Company’s Cash and cash equivalents balance as of January 31, 2008 was $7,209,173 compared to $9,654,288 at January 31, 2007, a decrease of $2,445,115. The Company also had $117,761 in short term investments at January 31, 2008, as compared to $433,699 at January 31, 2007, a decrease of $315,938.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008.

The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

Current assets as at January 31, 2008 were $8,006,287 as compared to $10,438,324 at January 31, 2007. Mineral properties at January 31, 2008 were $13,895,392 compared to $8,547,743 at January 31, 2007 which represents an increase of $5,347,649, primarily reflecting the increased investment at the Company’s Gold Wedge project. Equipment decreased from $2,056,392 at January 31, 2007 to $1,483,690 at January 31, 2008, primarily as a result of amortization. Total assets as at January 31, 2008 were $23,588,555 as compared to $21,224,226 at January 31, 2007. This represents an increase of $2,364,329 and is principally due to proceeds received from the exercise of stock options and warrants.

Current liabilities as at January 31, 2008 were $220,737 compared to $202,157 at January 31, 2007, and represent current trade payables.

Management believes that, subject to the achievement of significant revenue producing operations, equity and debt financings will remain the single major source of cash flow for the Corporation. However, there is no assurance that the Company can successfully obtain such financings in future periods.

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 84,079,825 were outstanding at January 31, 2008, compared with 78,275,275 shares outstanding at January 31, 2007. On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares presently outstanding, could be repurchased beginning June 25, 2007 and terminating June 25, 2008. On August 3, 2007, the Company purchased 91,000 common shares of the Company at a cost of $42,257. These shares purchased pursuant to the normal course issuer bid will be cancelled. The historical value of these shares will be removed from share capital and the excess over the purchase price will be recorded as an increase in contributed surplus.

At January 31, 2008 there were outstanding options to purchase 7,826,500 common shares of the Company with exercise prices from $0.27-$1.44 CDN per share and expiration dates ranging from December 2008 to July 2012. During the year ended January 31, 2008, options to purchase 1,515,000 shares of common stock were exercised at a weighted average exercise price of $0.31. On July 13, 2007, the Company granted options to purchase 2,015,000 common shares of the Company to directors, officers and employees. The options are exercisable at $0.60 CDN and expire within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations as consulting, wages and salaries. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 101%, risk-free interest rate of 4.60% and an expected life of 5 years. For year ending January 31, 2008, the value assigned to the options was $853,953 ($894,660 CDN).

The Company also had 6,487,996 warrants outstanding at January 31, 2008 with a weighted average exercise price of $1.75 CDN per share. These warrants expire April 26, 2008. None of these purchase warrants have been exercised before the expiry date.

Selected Annual Financial Information

The following selected financial information is derived from the annual financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

		January 31
	2008	Restated 2007(1)	Restated 2006(1)	Cumulative from date of inception 6/26/1996
Statement of Operations
Revenue	$0	$0	$0	$0
Interest Income	396,294	391,420	0	739,211
Administrative Expenses	(2,415,773)	(4,902,903)	(1,306,963)	(11,215,919)
Net loss for the year	(2,019,479)	(4,511,483)	(1,674,430)	(15,329,842)
Deficit, beginning of year	(14,051,103)	(9,539,620)	(7,865,190)	(740,740)
Deficit, end of year	($16,070,582)	($14,051,103)	($9,539,620)	($16,070,582)
Earnings (loss) per common share basic and diluted	($0.02)	($0.06)	($0.03)
	January 31
Balance Sheet	2008	2007(1)
Current Assets	$8,006,287	$10,438,324
Interest in Mineral Properties and Related Deferred Exploration Costs	13,895,392	8,547,743
Equipment, Net	1,483,690	2,056,392
Current Liabilities	(220,737)	(202,157)

1 See note 2 of the Consolidated Financial Statements (Audited) for the years ended January 31, 2008 and 2007.

Selected Quarterly Financial Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated. These numbers have been restated (See note 2 of the Consolidated Financial Statements (Audited) for the Years ending January 31, 2008 and 2007.

	3 Mos Ended January 31, 2008	3 Mos Ended October 31, 2007	3 Mos Ended July 31, 2007	3 Mos Ended April 30, 2007	3 Mos Ended January 31, 2007	3 Mos Ended October 31, 2006	3 Mos Ended July 31, 2006	3 Mos Ended April 30, 2006
Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Interest Income	65,515	108,539	121,620	100,620	143,039	108,438	130,693	9,250
Expenses (1)	(281,403)	(322,768)	(1,341,029)	(470,573)	822,694	(602,645)	(4,805,612)	(317,340)
Net Income (Loss)	($215,888)	($214,229)	($1,219,409)	($369,953)	$965,733	($494,207)	($4,674,919)	($308,090)
Net Income (Loss) per Common share basic and diluted	($0.03)	$0.01	($0.01)	($0.00)	($0.00)	($0.00)	($0.05)	($0.01)

(1) Expenses in the 3 months ended January 31, 2007 reflect an adjustment of $1,749,130 for payroll and related expenses which were capitalized to the Gold Wedge Project in Mineral Properties.

Mineral Properties

The following table summarizes the mineral properties and expenditures during the year ended January 31, 2008.

Ending Balance January 31, 2007(1)		Additions (See details below)	Ending Balance January 31, 2008
Gold Wedge Project	$6,912,843	$4,953,218	$11,866,061
Pinon Project	1,148,259	303,169	1,451,428
Railroad Project	215,813	115,633	331,446
Fondaway Project	162,778	83,679	246,457
Como Project	108,050	(108,050)	0

$8,547,743 $5,347,649 $13,895,392

(1)
Restated (See note 2 of the Consolidated Financial Statements (Audited) for the Years ending January 31, 2008 and 2007.
Activity during the period 4,953,218 4,055,312 1,362,551 11,866,061 Closing balance $11,866,061 $6,912,843 $2,857,531 $11,866,061
(1)
See note 2 of the Consolidated Financial Statements (Audited) for the Years ended January 31, 2008 and 2007.
Detail of Mineral Properties
Cumulative
from date of
Restated			Restated	inception of
For the years ending	January 31, 2008	January 31, 2007(1)	January 31, 2006(1)	exploration phase
Gold Wedge Project
Opening balance	$6,912,843	$2,857,531	$1,494,980	$0
Property Acquisition costs	93,463	171,376	184,892	599,862
Travel	77,588	77,737	70,862	290,141
Mine development costs	241,075	293,519	237,867	982,208
Drilling	606,223	53,185	78,790	884,639
General exploration	0	5,023	38,776	133,353
Professional fees	0	0	33,740	72,636
Consulting	1,146,119	1,377,706	243,297	3,471,045
Office and general	729,941	335,767	79,701	1,145,909
Analysis and assays	23,899	30,063	22,240	118,621
Supplies, Equipment and
transportation	1,389,747	1,171,969	186,254	2,762,848
Amortization	645,163	538,967	186,132	1,404,799
Cumulative
from date of
Restated			Restated	inception of
For the years ending	January 31, 2008	January 31, 2007(1)	January 31, 2006(1)	exploration phase
Pinon Project
Opening balance	$1,148,259	$762,285	$600,538	$0
Property Acquisition costs	19,017	34,047	40,258	444,587
Travel	14,978	0	801	26,828
Drilling	0	8,333	72,780	130,600
General exploration	0	0	0	7,765
Professional fees	0	0	0	66,273
Office and general	54,413	15,296	2,698	98,120
Geologist	0	0	25,008	32,653
Consulting	207,590	151,133	19,537	402,492
Reclamation costs	0	167,785	0	167,785
Analysis and assays	7,171	9,380	382	74,042
Supplies, Equipment and
transportation	0	0	283	283
Activity during the period	303,169	385,974	161,747	1,451,428
Closing balance	$1,451,428	$1,148,259	$762,285	$1,451,428
Railroad Project
Opening balance	$215,813	$175,670	$175,670	$0
Property Acquisition costs	115,633	40,143	0	331,446
Activity during the period	115,633	40,143	0	331,446
Closing balance	$331,446	$215,813	$175,670	$331,446
Fondaway Project
Opening balance	$162,778	$127,652	$96,028	$0
Property Acquisition costs	64,754	35,126	31,624	227,181
Travel	3,279	0	0	3,279
Drilling	15,646	0	0	15,646
Analysis and assays	0	0	0	351

Activity during the period 83,679 35,126 31,624 246,457 Closing balance $246,457 $162,778 $127,652 $246,457

(1) See note 2 of the Consolidated Financial Statements (Audited) for the Years ended January 31, 2008 and 2007.

Cumulative
from date of
Restated			Restated	inception of
For the years ending	January 31, 2008	January 31, 2007(1)	January 31, 2006(1)	exploration phase
Como Project
Opening balance	$108,050	$108,050	$86,330	$0
Property Acquisition costs	35,933	0	0	71,628
Travel	0	0	0	2,806
Geologist	0	0	0	5,098
Consulting	0	0	0	41,532
Rent	1,477	0	21,720	55,052
Analysis and assays	0	0	0	9,138
Written off	(145,460)	0	0	(185,254)
Activity during the period	(108,050)	0	21,720	0
Closing balance	$0	$108,050	$108,050	$0
Manhattan Project
Opening balance	$0	$0	$191,065	$0
Property Acquisition costs	0	0	0	27,707
Travel	0	0	0	28,253
General Exploration	0	0	1,458	63,219
Consulting	0	0	0	47,743
Analysis and assays	0	0	0	25,601
Written off	0	0	(192,523)	(192,523)
Activity during the period	0	0	(191,065)	0
Closing balance	$0	$0	$0	$0
Other Projects
Opening balance	$0	$0	$54,053	$0
Cumulative expenditures
From date of inception	0	0	0	3,410,396
Expenditures during the year	0	0	120,891	161,548
Written off	0	0	(174,944)	(3,571,944)
Activity during the period	0	0	(54,053)	0
Closing balance	$0	$0	$0	$0
TOTAL	$13,895,392	$8,547,743	$4,031,186	$13,895,392

Transactions with Related Parties

Years Ended January 31 2008 2007

2006

Due from (to) related parties
The President & Director of the
Company(1) Sharpe Resources Corporation(2)	$20,510 127,498	$17,402 104,984	$18,049 108,293
The President & Director of the
Company(3)	285,711	0	0
	$433,719	$122,386	$126,342
(1)
This advance is unsecured, non-interest bearing and has no set terms of repayment.
(2)
Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.
(3)
This advance bears interest at 4% and is repayable within 3 years.

Consulting, wages and salaries include a bonus of $117,678 (2007 - $170,000; 2006 - $nil) and salary of $249,995 (2007 - $252,621; 2006 - $96,192) paid to the President of the Company.

Consulting, wages and salaries include salary of $78,002 (2007 - $48,923; 2006 - $nil) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $60,008 (2007 - $12,155; 2006 - $nil) was paid to the former CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Contingencies and Commitments

1. On October 11, 2006 the Company received documents purporting to constitute a requisition from a group of shareholders of Royal (the “Dissident Group”) alleging that they hold more than 10% of the Company’s shares. The documents received requested that a shareholders’ meeting be called to consider the removal and replacement of the existing board of directors of Royal.

On October 28, 2006 the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging to the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C § 78m(d), by failing to file a Schedule 13-D.

On November 29, 2007, the parties executed an Agreement, pending formal approval of the court, to settle this matter in a manner which is favorable to all of the parties and without any financial costs to the Company other than the legal costs incurred. A final stipulated judgment and dismissal of the case was filed and heard by the Court on May 5, 2008. The Court has signed the proposed judgment resulting in a final judgment entered in the case.

  On January 1, 2006, the Company entered into a management agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five years.

  The Company is obligated to incur an additional $96,000 in option costs before July 1, 2009 pursuant to the agreement of the Gold Wedge Project.

  The Company is obligated to incur an additional $40,000 in option costs before the end of fiscal 2010 pursuant to the agreement of the Railroad Project.

  The Company is obligated to incur an additional $225,000 in exploration expenditures and $30,720 in option costs before July 31, 2011 pursuant to the agreement of the Darkstar gold property.

  The Company is obligated to incur an additional $140,000 in option costs before the end of fiscal 2012 pursuant to the agreement of the Fondaway Project.

Changes in Accounting Policies

Accounting Changes

Effective February 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors.

Change in accounting policy with retroactive application

During the year ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior periods, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company’s management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage. The effect of this change on the January 31, 2007 year end balance sheet is an increase in mineral properties by $759,636 and a corresponding decrease in the accumulated deficit by the same amount. The effect of this change on the net loss and the accumulated deficit for the years ended January 31, 2007 and 2006 is a decrease of $538,967 and $186,132 respectively and a corresponding increase in mineral properties. The Opening accumulated deficit for the years ended January 31, 2007 and 2006 decreased by $220,669 and $34,537 respectively and a corresponding increase in opening balance in mineral properties.

Financial instruments, comprehensive income (loss) and hedges

In January 2005, the CICA issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, 3861, “Financial Instruments – Disclosure and Presentation” and 3865, “Hedges”. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective February 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

  All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

  All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and

  All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

(b)
Comprehensive income (loss)
Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.
(c)
Financial Instruments – disclosure and presentation
Section 3861 establishes standards for presentation of financial instruments and nonfinancial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustments as part of other comprehensive income.
(d)
Hedges
Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.
(e)
Impact upon adoption of Sections 1530, 3855, 3861 and 3865
The primary impact on the consolidated financial statements resulting from the adoption of sections 1530 and 3855 is as follows:
(1)
The Company’s marketable securities are classified as “available-for-sale” and are measured at fair value. Changes in fair value are recognized in other comprehensive income until their disposition, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

The Company’s investments in equity securities that do not have a quoted market price in an active market are measured at cost. As at January 31, 2008 the Company did not have any such investments.

As at January 31, 2007, marketable securities are carried at cost. At January 31, 2008, the Company’s marketable securities are carried at fair market value.

(2)
The Company has recorded the following transition adjustments in its interim consolidated financial statements as at February 1, 2007 resulting from the adoption of sections 1530 and 3855:
i) an increase of $32,596, representing a fair value adjustment to the value of marketable securities; and ii) an increase in accumulated other comprehensive income of $32,596, representing the fair value adjustment of marketable securities of $32,596, net of taxes of $5,887 and recovery of capital loss carry forwards of $5,887.
(3)
The Company has evaluated the impact of section 3861 and 3865 on its consolidated financial statements and determined that no adjustments are currently required.

The adoption of these Handbook Sections had no impact on opening deficit.

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No.166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice to be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective October 31, 2007 which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on February 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. .

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments

— Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Disclosure Controls and Procedures

RSM’s President and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining the Company’s disclosure controls and procedures. Access to material information is facilitated by the small size of RSM’s management team. The President and the CFO, after evaluating the effectiveness of the RSM disclosure controls and procedures as of January 31, 2008, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to RSM and its subsidiaries would have been known to them.

The President and CFO have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Risk and Uncertainties

At the present time, the Corporation’s viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation’s ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in the precious metal prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.royalstandardminerals.com.

\s\ Roland M. Larsen

Roland M. Larsen President

Heathsville, VA May 28, 2008